Exhibit 99.1
KINGSWAY ANNOUNCES DEFINITIVE AGREEMENT
FOR THE SALE OF JEVCO INSURANCE COMPANY
• 100% cash transaction for all of the issued and outstanding shares of Jevco
• Transaction subject to regulatory approval
Toronto, January 25, 2010 — Kingsway Financial Services Inc. (NYSE, TSX: KFS) (the “Company”) announced today that it has entered into a definitive purchase agreement with The Westaim Corporation (TSX:WED) (“Westaim”) pursuant to which, subject to the satisfaction of certain standard closing conditions, including receipt of the approval of the Minister of Finance (Canada), the Company will sell all of the issued and outstanding shares of Jevco Insurance Company (“Jevco”) to Westaim for an aggregate purchase price of approximately 94.5% of the book value of Jevco as at December 31, 2009, subject to adjustments. Prior to the closing of the transaction, and subject to insurance regulatory approval, the Company will also receive a dividend of up to CAD$40 million from Jevco. The approval of Westaim shareholders will also be required in connection with associated financing activities. Completion of the transaction is not conditional on financing.
If successfully concluded, the Company plans to immediately purchase sufficient Company debt to ensure it continues to satisfy all financial covenants contained in bond agreements to which the Company and its affiliates are a party. Conditional debt repurchase agreements have been executed in respect of approximately US$47 million of the Company’s debt to ensure the timely completion of the debt purchase transactions.
In connection with the negotiation and entering of the definitive purchase agreement, CIBC World Markets Inc. has acted as financial advisor to the Board of Directors of the Company, Ogilvy Renault LLP has acted as legal counsel to the Company, and Cassels Brock and Blackwell LLP and Heenan Blaikie LLP have acted as legal counsel to Westaim.
About Kingsway Financial Services Inc.
Kingsway Financial Services Inc. (“Kingsway” or the “Company”) focuses on non standard automobile insurance in North America. Kingsway’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position.
The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.
About The Westaim Corporation
The Westaim Corporation (“Westaim”) invests, directly and indirectly, through acquisitions, joint ventures and other arrangements, with the objective of providing its shareholders with capital appreciation and real wealth preservation. Westaim’s common shares are listed on The Toronto Stock Exchange under the trading symbol “WED”.

Forward Looking Statements
This press release includes “forward looking statements” that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or similar words are used to identify such forward looking information. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.